

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

August 20, 2009

Mr. Jack K. Heilbron
Chief Executive Officer
NetREIT
1282 Pacific Oaks Place
Escondido, CA 92029-2900

> **Re:     NetREIT**
> **Registration Statement on Form 10**
> **(originally filed May 6, 2008, File No. 001-34049)**
> **File No. 000-53673**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2008**

Dear Mr. Heilbron:

We have completed our review of your Registration Statement on Form 10 and related filings and have no further comments at this time.

Sincerely,

Tom Kluck
Branch Chief

cc:     Bruce J. Rushall, Esq.
Rushall & McGeever
*Via facsimile (760) 438-3026*